iTech Capital Corp.

02 DEC -9 AM 10:36

November 28, 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC
20549
USA

02060956

Dear Sirs:

SUPPL

RE: iTech Capital Corp. - Reg. No. 82-3200

Enclosed please find a copy of the 2002 Nine Month Report.

Yours truly,

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

John P. Fairchild
Chief Financial Officer and Corporate Secretary

/Encl.

dw 1/13

Reg. No. 82-3200

iTech Capital Corp.

2002

NINE MONTH REPORT

*i*Tech Capital Corp.

Management's Discussions and Analysis of Results of Operations and Financial Condition

The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of the Company's interim consolidated results of operations and financial condition. This discussion, which has been prepared as of November 15, 2002, should be read in conjunction with the Company's interim consolidated financial statements, including the notes thereto included elsewhere in this interim report and with the previously issued 2001 annual discussion and analysis and consolidated financial statements, including the notes thereto. This discussion contains forward-looking statements that involve inherent risks and uncertainties. The Company's actual results and the results of its investees may differ materially from those anticipated in these forward-looking statements.

GENERAL

iTech Capital Corp. ("iTech") is a business development company with four portfolio investments and a wholly owned self-sustaining operating subsidiary, Enviromation Technologies, Inc. ("Enviromation"), which designs, manufactures, installs and services environmental control systems and systems integration for municipal, industrial and commercial customers. The four portfolio investments are privately held and accordingly are illiquid. A.E. Hatch & Associates, a division of Enviromation, is a manufacturer's representative which provides process equipment, instrumentation and related services to municipal water and wastewater facilities.

iTech has been actively looking to make an investment that will give it a significant ownership position in an operating company with a strong management team and significant growth opportunities. Subsequent to September 30, 2002, on November 1, 2002, iTech completed the acquisition of all the issued and outstanding shares of Sirit Technologies Inc. ("SIRIT") which designs, develops, manufactures and sells radio frequency identification technology. The acquisition was a stock for stock transaction, thus preserving iTech's cash position. iTech intends that the operating business of SIRIT will be the primary ongoing business of the amalgamated company.

Management of Medsite, Inc. and Applied Data Systems, Inc., in which the Company has equity ownership interests, report that the companies are cash flow positive and operating substantially within plan. Management of HorizonLive, Inc., in which the Company has an equity ownership interest, has asked its shareholders for expressions of interest in a follow-on investment of which iTech's share is US $38,250. iTech has not yet determined its response. Should iTech decide not to participate, its existing ownership percentage could be substantially diluted.

Enviromation has a loss for the three months ended September 30, 2002 of $59,900 compared to a loss of $262,000 for the three months ended June 30, 2002 and net income of $15,700 for the three months ended March 31, 2002. Due to current external economic conditions, competitors previously servicing industrial markets exclusively have moved into Enviromation's municipal market space. This has placed severe pressure on backlog and margins. Additionally, the company continues to experience overruns on certain fixed price contract materials and direct labour costs; a continuing area of managements focus is on improving its productivity. A mid-year dip in new orders may have a negative impact on results in the 2003 first quarter.

In the 2002 third quarter, iTech advanced Enviromation US $205,000 in order to fund Enviromation's 2002 second quarter loss.

iTech Capital Corp.

LIQUIDITY AND CAPITAL RESOURCES:
SEPTEMBER 30, 2002 COMPARED TO DECEMBER 31, 2001

Cash and cash equivalents at September 30, 2002 of $2,900,600 (US $1,824,300) is $1,355,600 less than cash and cash equivalents at December 31, 2001 of $4,256,200 (US $2,800,200). In the nine months ended September 30, 2002, a total $1,062,200 was used in the Portfolio Investments business segment, $778,600 to fund operating activities and a net $283,600 used in investing and financing activities. In the nine months ended September 30, 2002, a total $293,400 was used in the Process Controls business segment.

As at September 30, 2002, total current assets together with restricted cash equivalents exceed total liabilities including long-term debt by $2,640,300 compared to an excess of $4,234,300 as at December 31, 2001, a decrease of $1,594,000 in the nine months ended September 30, 2002.

On September 11, 2002, iTech loaned SIRIT $350,000 which was used by SIRIT to pay certain liabilities thereby reducing its working capital deficiency.

The forecast balance of iTech only unrestricted cash and equivalents at November 30, 2002 is estimated at $1,601,000 (US $1,020,000) which includes a US $200,000 advance to SIRIT to leverage a specific new business opportunity, a US $250,000 advance to SIRIT to fund working capital and assumes payment of all due diligence expenses incurred in connection with the acquisition of SIRIT and a US to Canadian foreign exchange rate of 1.57.

iTech anticipates SIRIT may require further funding of its working capital deficiency in the short term until it becomes cash flow positive which is forecasted to occur during iTech's 2003 first quarter. iTech also anticipates further funding to SIRIT as the operating business of SIRIT becomes the primary ongoing business of the amalgamated company. In this connection, iTech is exploring ways to liquidate its non-core business assets which proceeds will be deployed to grow the operating business of SIRIT.

Funding of SIRIT will primarily be to finance the salaries of additional personnel, receivables and possibly acquisitions. SIRIT should not require significant expenditure in property, plant and equipment in order to grow the business.

The Company's functional currency is the Canadian dollar; however substantially all the Company's cash and cash equivalents are denominated in US dollars and the majority of SIRIT's revenues and expenditures are denominated in US dollars. The Company does not speculate on currency rate changes. Rather it purchases Canadian dollars on an as needed basis and it intends to continue this practice in future.

The other external factors and circumstances regarding the financial condition of the Company which were provided in the 2001 annual discussion and analysis are substantially unchanged as at September 30, 2002.

iTech Capital Corp.

RESULTS OF OPERATIONS

THREE MONTHS ENDED SEPTEMBER 30, 2002 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2001

REVENUE

Revenue in the Portfolio Investments business segment decreased to $12,100 in the 2002 third quarter compared to $39,600 in the 2001 third quarter due to a decrease in the balance of cash, cash equivalents and restricted cash equivalents available to earn interest and a decrease in interest rates. Revenue in the Process Controls business segment decreased to $1,456,200 in the 2002 third quarter compared to $1,841,800 in the 2001 third quarter. The 2001 third quarter revenue spike was due to the August 1, 2001 arrival of the current chief executive officer who initiated efficiencies in the manufacturing department thereby completing the backlog of work in progress.

LOSS BEFORE THE FOLLOWING

Total expenses in the Portfolio Investments business segment decreased to $207,800 in the 2002 third quarter compared to $233,100 in the 2001 third quarter due primarily to rent and marketing cost reduction measures. Total expenses in the Process Controls business segment in the 2002 third quarter of $1,516,100 is a $203,900 decrease compared to the 2001 third quarter of $1,720,000 which is the effect of the lower revenue in the current period as described above.

Loss before the following in the Portfolio Investments business segment in the 2002 third quarter is $195,800 compared to $193,500 in the 2001 third quarter.

Loss before the following in the Process Controls business segment in the 2002 third quarter of $59,900 is a deterioration of $181,700 compared to the income of $121,800 in the 2001 third quarter and is explained by the higher revenue in the 2001 period.

FOREIGN EXCHANGE

There is a foreign exchange gain of $157,700 in the 2002 third quarter compared to a foreign exchange gain of $207,400 in the 2001 third quarter. During these periods, the Canadian dollar, the functional currency of the Company weakened against the US dollar by an approximate C $0.07 and C $0.06 respectively. Substantially all cash and cash equivalents and all the restricted cash equivalents are denominated in US dollars.

GAIN ON SALE OF ASSET

On August 22, 2002, iTech sold a wholly-owned subsidiary, Moraga Resources Ltd., which owns the resource property known as the Expo property located on North Vancouver Island, British Columbia, for proceeds of $110,000, $42,854 reimbursement of expenses and $1 million upon a production decision. The Expo property had been written off in the accounts of iTech in 1998.

WRITE-OFF/DOWN OF LONG-TERM INVESTMENTS

In the 2001 third quarter, the Company wrote off $1,319,100 recorded amounts in two technology Portfolio Investments and wrote-down by $701,100 the recorded amount of a third portfolio investment which was subsequently disposed of at a further loss of $64,375 in the 2002 second quarter.

CASH FLOWS

In the 2002 third quarter, cash used in operating activities in the Portfolio Investments business segment is $164,019 compared to cash used of $186,000 in the 2001 third quarter. In the 2002 third quarter, cash

used in operating activities in the Process Controls business segment is $197,500 compared to cash used of $83,200 in the 2001 third quarter.

Cash used in investing activities in the 2002 and 2001 third quarters of $564,000 and $63,700 respectively, is substantially all in the Portfolio Investments business segment. In the 2002 period, under review cash outflow was primarily in connection with SIRIT due diligence and the bridge loan.

In the 2002 third quarter, there is a $174,200 unrealized foreign exchange gain on cash and cash equivalents in foreign currency in the Portfolio Investments business segment compared to a $205,600 unrealized gain in the 2001 third quarter.

In summary, in the 2002 third quarter, total cash and cash equivalents in the Portfolio Investments business segment decreased by $480,000 and decreased by $221,500 in the Process Controls business segment, a combined total decrease of $701,500. Of this, $433,100 is for SIRIT due diligence expenses and the bridge loan. In summary, in the 2001 third quarter, total cash and cash equivalents in the Portfolio Investments business segment increased by $12,300 and decreased by $83,200 in the Process Controls business segment, a combined total decrease of $70,900.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2002 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2001

REVENUE

Revenue in the Portfolio Investments business segment decreased to $44,300 in the 2002 first nine months compared to $196,500 in the 2001 first nine months due to a decrease in the balance of cash, cash equivalents and restricted cash equivalents available to earn interest and a decrease in interest rates. Revenue in the Process Controls business segment increased by $658,100 (19 percent) to $4,183,100 in the 2002 first nine months compared to $3,525,00 in the 2001 first nine months, in large part due to the initiatives implemented upon the August 1, 2001 arrival of the current chief executive officer.

LOSS BEFORE THE FOLLOWING

Total expenses in the Portfolio Investments business segment increased to $909,300 in the 2002 first nine months compared to $851,400 in the 2001 first nine months. Cost reduction measures taken by the Company in 2002 in the areas of office rent and marketing are negated by $122,000 of costs incurred in connection with proxy solicitation and related services which services were retained for the Company's annual and special meeting of its shareholders held April 25, 2002.

Total expenses in the Process Controls business segment in the 2002 first nine months is $4,489,300 compared to $3,861,000 in the 2001 first nine months. This 16 percent increase is in relation to the 19 percent increase in revenue in the respective periods.

Loss before the following in the Portfolio Investments business segment in the 2002 first nine months is $865,000 compared to $654,900 in the 2001 first nine months.

Loss before the following in the Process Controls business segment in the 2002 first nine months is $306,200 compared to $336,000 in the 2001 first nine months. Notwithstanding the 19 percent improvement in revenue in the current period under review, increased competition from traditionally exclusive industrial suppliers, compressed margins, cost overruns in the completion of certain large fixed price contracts and periodic underutilization of capacity are the reasons for the continuing loss.

FOREIGN EXCHANGE
There is a foreign exchange loss of $2,400 in the 2002 first nine months compared to a foreign exchange gain of $297,800 in the 2001 first nine months. The Canadian dollar, the functional currency of the Company was unchanged against the US dollar in the 2002 first nine months and in the 2001 first nine months weakened by an approximate C $0.08. Substantially all cash and cash equivalents and all the restricted cash equivalents are denominated in US dollars.

GAIN ON SALE OF ASSET
Refer to the commentary in the above three month review.

WRITE-OFF/DOWN OF LONG-TERM INVESTMENTS
In the Portfolio Investments business segment in the 2002 first nine months a loss of $64,000 on the then recorded amount was incurred on sale of Paradyne Networks, Inc. and in the 2001 first nine months the Company wrote off $2,798,100 recorded amounts in three technology portfolio investments and wrote-down by $1,810,300 a fourth portfolio investment which was subsequently disposed of in the 2002 second quarter as explained above.

CASH FLOWS
In the 2002 first nine months, cash used in operating activities in the Portfolio Investments business segment is $778,600 compared to $658,300 in the 2001 first nine months. In the 2002 first nine months, cash used in operating activities in the Process Controls business segment is $187,200 compared to $250,400 in the 2001 first nine months.

In the 2002 first nine months, cash used in investing activities in the Portfolio Investments business segment is $469,400 compared to $237,100 in the 2001 first nine months. In the 2002 period, cash outflow was primarily in connection with SIRIT due diligence and bridge loan and follow-on investment in HorizonLive, Inc., partially offset by proceeds on sale of Paradyne Networks, Inc. and Moraga Resources Ltd. In the 2001 period, cash outflow was for follow-on investments in HorizonLive, Inc. In the 2002 first nine months, cash used in investing activities in the Process Controls business segment is $202,800 compared to $15,700 in the 2001 first nine months, all on property, plant and equipment.

In the 2002 first nine months, cash provided by financing activities in the Portfolio Investments business segment is $190,800 compared to $172,800 in the 2001 first nine months, all from draw-downs on the restricted cash equivalents in place as security for the 8% Promissory Notes. In the 2002 first nine months, cash provided by financing activities in the Process Controls business segment is $96,600 compared to cash used of $46,300 in the 2001 first nine months, all in connection with financing vehicles.

In the 2002 first nine months, there is a $5,000 unrealized loss on cash and cash equivalents in foreign currency in the Portfolio Investments business segment compared to a $285,200 unrealized foreign exchange gain in the 2001 first nine months.

In summary, in the 2002 first nine months, total cash and cash equivalents in the Portfolio Investments business segment decreased by $1,062,200 and decreased by $293,400 in the Process Controls business segment, a combined total decrease of $1,355,700. Of this, $633,100 is for SIRIT due diligence and the bridge loan. In summary, in the 2001 first nine months, total cash and cash equivalents in the Portfolio Investments business segment decreased by $610,300 and decreased by $312,400 in the Process Controls business segment, a combined total decrease of $922,600.

*i*Tech Capital Corp.

QUARTERLY INFORMATION

The following table set forth selected unaudited consolidated information for the Company for each of the last eight quarters ended September 30, 2002.

	2002 3rd Q $	2002 2nd Q $	2002 1st Q $	2001 4th Q $	2001 3rd Q $	2001 2nd Q $	2001 1st Q $	2000 4th Q $
Revenue	1,468,221	1,094,799	1,664,351	1,636,524	1,881,359	878,634	961,500	1,199,120
Net Income (Loss) for the Period	44,899	(854,214)	(285,735)	(987,517)	(1,923,780)	(1,825,353)	(1,670,285)	(1,343,498)
Income (Loss) Per Share								
Basic and diluted	0.00	(0.03)	(0.01)	(0.03)	(0.06)	(0.06)	(0.06)	(0.04)

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(expressed in Canadian dollars)
Unaudited - Prepared by Management

	Three Months Ended September 30, 2002	2001	Nine Months Ended September 30, 2002	2001
REVENUE				
Sales - process controls	$ 1,456,000	$ 1,841,189	$ 4,182,238	$ 3,522,183
Interest and other income	12,221	40,170	45,133	199,310
	1,468,221	1,881,359	4,227,371	3,721,493
EXPENSES				
Cost of sales - process controls	1,064,398	1,284,235	3,163,187	2,596,346
Operating - process controls	427,892	417,251	1,255,422	1,184,555
General and administration	196,774	179,474	655,954	640,919
Interest on long-term debt	18,312	11,051	56,438	61,052
Interest other	5,464	7,433	14,203	19,056
Marketing	1,216	42,980	72,549	156,294
Professional fees	9,827	10,651	58,189	54,194
Proxy solicitation & related costs	-	-	122,588	-
	1,723,883	1,953,075	5,398,530	4,712,416
LOSS BEFORE THE FOLLOWING	(255,662)	(71,716)	(1,171,159)	(990,923)
Amortization of goodwill	-	(39,288)	-	(117,866)
Gain on sale of asset	142,854	-	142,854	-
Foreign exchange gain (loss)	157,707	207,446	(2,370)	297,811
Write-off/down/loss on disposal of long-term investments	-	(2,020,222)	(64,375)	(4,608,440)
NET INCOME (LOSS) FOR THE PERIOD	44,899	(1,923,780)	(1,095,050)	(5,419,418)
DEFICIT - BEGINNING OF PERIOD	9,666,066	25,421,899	28,333,196	21,926,261
Reduction of stated capital as of January 1, 2002 (note 4)	-	-	19,807,079	-
	9,666,066	25,421,899	8,526,117	21,926,261
DEFICIT - END OF PERIOD	$ 9,621,167	$ 27,345,679	$ 9,621,167	$ 27,345,679
BASIC AND DILUTED INCOME (LOSS) PER SHARE	$0.00	$ (0.06)	$ (0.04)	$ (0.18)

See accompanying notes.

iTech Capital Corp.

INTERIM CONSOLIDATED BALANCE SHEETS
(expressed in Canadian dollars)
Unaudited - Prepared by Management

	September 30, 2002	December 31, 2001 (audited)
ASSETS		
Current Assets		
Cash and cash equivalents	$ 2,900,579	$ 4,256,230
Accounts receivable	1,354,567	1,346,238
Inventories	321,457	272,257
	4,576,603	5,874,725
Restricted Cash Equivalents	636,000	826,800
Long-Term Investments (note 2)	6,101,364	6,449,191
Bridge Loan (note 6)	350,000	-
Property, Plant and Equipment	749,349	637,563
Deferred Charge (note 6)	338,388	-
Goodwill	1,335,241	1,335,241
	$ 14,087,445	$ 15,123,520
LIABILITIES		
Current Liabilities		
Bank advance	$ 397,500	$ 315,429
Accounts payable and accrued liabilities	1,036,367	793,257
Deferred credits	41,039	166,956
Current portion of long-term debt	68,467	68,467
	1,543,373	1,344,109
Long-Term Debt		
8% Promissory Notes		
(US$400,000; December 31, 2001 - US$520,000)	636,000	826,800
Mortgage Payable		
(US$172,722); December 31, 2001 - US$185,183)	274,628	294,441
Notes Payable		
(US$117,446; December 31, 2001 - US$44,242)	186,739	70,345
	1,097,367	1,191,586
Less current portion		
(US$43,061; December 31, 2001 - US$43,061)	68,467	68,467
	1,028,900	1,123,119
	2,572,273	2,467,228
SHAREHOLDERS' EQUITY		
Share Capital (30,544,357 common shares) (note 4)	21,110,598	40,917,677
Deficit (note 4)	(9,621,167)	(28,333,196)
Translation Account	25,741	71,811
	11,515,172	12,656,292
	$ 14,087,445	$ 15,123,520

See accompanying notes.

Approved by the Directors:

"W.W. Staudt" **Director** "G.C. McKinnis" **Director**

iTech Capital Corp.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in Canadian dollars)

Unaudited - Prepared by Management

CASH PROVIDED BY (USED IN)	Three Months Ended September 30, 2002	2001	Nine Months Ended September 30, 2002	2001
OPERATING ACTIVITIES				
Net Income (Loss) for the period	$ 44,899	$(1,923,780)	$(1,095,050)	$(5,419,418)
Items not involving cash and cash equivalents				
Depreciation	21,841	17,426	63,299	49,792
Gain on sale of asset	(142,854)		(142,854)	
Loss (gain) on disposal of vehicles		-	2,656	-
Write-off/down/loss on disposal of long-term investments	-	2,020,222	64,375	4,608,440
Amortization of goodwill		39,288	-	117,866
Unrealized foreign exchange (gain)	(188,764)	(201,301)	-	(274,775)
	(264,878)	(48,145)	(1,107,574)	(918,095)
Net change in non-cash and non-cash equivalent working capital items	(96,654)	(204,733)	141,735	9,331
	(361,532)	(252,878)	(965,839)	(908,764)
INVESTING ACTIVITIES				
Acquisition of Enviromation Technologies, Inc.	(63,600)	(57,600)	(190,800)	(172,800)
Investment in HorizonLive, Inc.			(60,818)	(237,150)
Property, Plant & Equipment	(10,201)	(6,104)	(231,837)	(15,675)
Deferred Charge	(283,052)		(338,388)	-
Bridge Loan	(350,000)		(350,000)	
Proceeds on sale of long-term investment	-		343,770	-
Proceeds on sale of asset	142,854		142,854	
Proceeds on disposal of vehicles		-	13,009	-
	(563,999)	(63,704)	(672,210)	(425,625)
FINANCING ACTIVITIES				
Long-term debt	-	-	158,739	-
Repaid long-term debt	(13,823)	(17,598)	(62,158)	(46,251)
Restricted cash equivalents	63,600	57,600	190,800	172,800
	49,777	40,002	287,381	126,549
UNREALIZED FOREIGN EXCHANGE GAINS (LOSSES) ON CASH AND CASH EQUIVALENTS IN FOREIGN CURRENCY	174,216	205,638	(4,983)	285,226
DECREASE IN CASH AND CASH EQUIVALENTS	(701,538)	(70,942)	(1,355,651)	(922,614)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	3,602,117	4,737,644	4,256,230	5,589,316
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 2,900,579	$ 4,666,702	$ 2,900,579	$ 4,666,702
CASH AND CASH EQUIVALENTS CONSIST OF:				
Cash and deposit accounts with banks	$ 332,276	$ 230,138	$ 332,276	$ 230,138
Short-term commercial paper	2,568,303	4,436,564	2,568,303	4,436,564
	$ 2,900,579	$ 4,666,702	$ 2,900,579	$ 4,666,702

See accompanying notes.

iTech Capital Corp.

NOTES TO 2002 NINE MONTH REPORT
For the Nine Months Ended September 30, 2002
(expressed in Canadian dollars)
Unaudited – Prepared by Management

1. Basis of Preparation

These interim consolidated financial statements have been prepared based on the accounting policies and methods of their application as described in the previously issued annual consolidated financial statements for the year ended December 31, 2001, except for the accounting changes as follows:

Goodwill

Effective January 1, 2002, the Company has prospectively adopted the new accounting standard for goodwill whereby goodwill with indefinite life is no longer amortized, rather it is reviewed for impairment and on impairment loss is recognized by a change to earnings when the carrying amount exceeds fair value.

Foreign Exchange

Effective January 1, 2002, the Company has adopted the new accounting standard for the translation of monetary items with a fixed or ascertainable life extending beyond the end of the following fiscal year which has resulted in the translation of the 8% Promissory Notes being recorded at the current exchange rate instead of the historical exchange rate. This change in accounting policy has been applied retroactively with restatement. The impact of the accounting change on the consolidated balance sheet as at December 31, 2001 is an increase in the recorded amount of the 8% Promissory Notes, goodwill and restricted cash equivalents of $78,000 and a reduction in cash and cash equivalents of $78,000.

Stock Based Compensation

Effective January 1, 2002, the Company has adopted the new accounting standard for stock based compensation. The Company has a stock option plan which plan together with a summary activity of stock options for the years ended December 31, 2001 and 2000 and information about stock options outstanding at December 31, 2002 and 2000 is described in note 7(c) to its 2001 annual financial statements.
The impact adoption of the new accounting standard for stock based compensation has had on the 2002 Nine Month Report is presented in note 5.

2. Long-Term Investments

Descriptions and recorded amounts of long-term investments are summarized as follows:

	September 30, 2002	December 31, 2001
(a) Medsite, Inc.: 520,466 preferred stock. Provides online solutions and pharmaceutical liaison to physicians.	$ 3,932,577	$ 3,932,577
(b) Applied Data Systems, Inc.: 294,986 preferred stock. Designs, develops and markets "application ready" embedded systems solutions.	739,502	739,502
(c) Horizon Live, Inc.: 714,592 preferred stock, 285,408 common stock, 450,000 common stock purchase warrants and $351,000 (US$225,000) convertible promissory notes. (December 31, 2001 – 714,592 preferred stock, 285,408 common stock, 375,000 common stock purchase warrants and $291,375 (US$187,500) convertible promissory notes). Provides online interactive group learning and collaborative solutions..	409,785	348,967
(d) Paradyne Networks, Inc.: 64,402 common stock (December 31, 2001 – Elastic Networks, Inc.: 281,479 common stock). Effective March 5, 2002 Elastic stock was exchanged for stock of Paradyne upon completion of a merger. The investment was sold on June 28, 2002. Develops carrier-class, high –speed network access solutions.	-	408,145
(e) Loma de Niquel Holdings Ltd.: iTech has a 0.75% participation interest in the Loma de Niquel laterite nickel mine located in Venezuela.	1,020,000	1,020,000
	$ 6,101,864	$ 6,449,191

3. Segmented Information

The Company and its subsidiaries operate in the technology sector in two reportable business segments.

The Company's assets by segment are as follows:

	September 30, 2002	December 31, 2001
Portfolio investments	$ 9,687,076	$ 10,703,097
Process controls business	4,400,369	4,420,423
	$ 14,087,445	$ 15,123,520

Substantially all of the Company's above-described assets are located in the United States except for a fund of eurobonds and commercial paper managed by the Royal Bank of Canada (Caribbean) Corporation located in Barbados which fund at September 30, 2002 totaled $1,816,395 (December 31, 2001 - $1,802,046)

For the three months and nine months ended September 30, the Company's revenue and expense by reportable business segment are as follows:

	Three Months Ended September 30, 2002		
	Portfolio Investments	Process Controls Business	Combined
Revenue	$ 12,064	$ 1,456,157	$ 1,468,221
Expenses	207,817	1,516,066	1,723,883
Loss before the following	(195,753)	(59,909)	(255,662)
Foreign exchange	157,707	-	157,707
Gain on sale of asset	142,854	-	142,854
Net Income (Loss) for the period	$ 104,808	$ (59,909)	$ 44,899
Expenses include depreciation of	$ 2,035	$ 19,806	$ 21,841

	Nine Months Ended September 30, 2002		
	Portfolio Investments	Process Controls Business	Combined
Revenue	$ 44,293	$ 4,183,078	$ 4,227,371
Expenses	909,280	4,489,250	5,398,530
Loss before the following	(864,987)	(306,172)	(1,171,159)
Foreign exchange	(2,370)		(2,370)
Gain on sale of asset	142,854		142,854
Loss on disposal of long-term investment	(64,375)	-	(64,375)
Loss for the period	$ (788,878)	$ (306,172)	$ (1,095,050)
Expenses include depreciation of	$ 6,105	$ 57,194	$ 63,299

Substantially all of the Company's revenue in the Process Controls segment is attributed to the United States. The Company attributes revenue to the geographic area based on location of the customer.

Included in revenue for the nine months ended September 30, 2002 in the Portfolio Investment segment is $12,728 (nine months ended September 30, 2001 - $109,362) of interest and other income in connection with the fund of Eurobonds and commercial paper managed by the Royal Bank of Canada (Caribbean) Corporation in Barbados.

*i*Tech Capital Corp.

	Three Months Ended September 30, 2001		
	Portfolio Investments	Process Controls Business	Combined
Revenue	$ 39,563	$ 1,841,796	$ 1,881,359
Expenses	233,105	1,719,970	1,953,075
Income (Loss) before the following	(193,542)	121,826	(71,716)
Amortization of goodwill	-	(39,288)	(39,288)
Foreign exchange	207,446	-	207,446
Write –off/down of long-term investments	(2,020,222)	-	(2,020,222)
Net Income (Loss) for the period	$ (2,006,318)	$ 82,538	$ (1,923,780)
Expenses include depreciation of	$ 1,380	$ 16,046	$ 17,426

	Nine Months Ended September 30, 2001		
	Portfolio Investments	Process Controls Business	Combined
Revenue	$ 196,509	$ 3,524,984	$ 3,721,493
Expenses	851,407	3,861,009	4,712,416
Loss before the following	(654,898)	(336,025)	(990,923)
Amortization of goodwill	-	(117,866)	(117,866)
Foreign exchange gain	297,811	-	297,811
Write-off/down of long-term investments	(4,608,440)	-	(4,608,440)
Loss for the period	$ (4,965,527)	$ (453,891)	$ (5,419,418)
Expenses include depreciation of	$ 4,139	$ 45,653	$ 49,792

4. **Reduction of Stated Capital**
At the April 25, 2002 annual and special meeting of the Company, its shareholders approved a reduction of the Company's stated capital by $19,807,079 to be recorded during the second quarter of 2002 with effect as of January 1, 2002. The impact of the reduction on the consolidated balance sheet is a reduction in share capital and a corresponding reduction in deficit.

5. **Stock Based Compensation**
In April 2002, the Company granted a total of 400,000 stock options among its three unrelated directors at an exercise price of $0.20 expiring in April 2007.
In September 2002, the Company granted a total of 1,050,000 stock options among four directors and one senior officer at an exercise price of $0.135 expiring in September 2007.
Had the Company determined compensation costs on this Plan based on the fair value at the grant date for those share options consistent with the fair value method of accounting for stock based compensation, the Company's net income (loss) for the three and nine months ended September 30, 2002 and basic and diluted income (loss) per share for the three and nine months ended September 30, 2002 would have been increased to the proforma amounts indicated below.

	Three Months Ended September 30, 2002	Nine Months Ended September 30, 2002
Net Income (Loss) for the period		
As reported	$44,899	$(1,095,050)
Pro Forma	$(50,159)	$(1,240,906)
Basic & diluted income (loss) per share		
As reported	$0.00	$(0.04)
Pro Forma	$(0. 00)	$(0.04)

The pro forma amounts presented above do not include the effect of share options granted before January 1, 2002.

The fair values of options included in the pro forma amounts presented above have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

a. risk-free interest rate	4.61%
b. expected life	5 years
c. expected volatility	80%
d. expected dividends	nil

During the three and nine months ended September 30, 2002, no options were exercised.

6. Subsequent Event

Effective November 1, 2002, the Company acquired all the issued and outstanding shares of Sirit Technologies Inc. ("SIRIT") in consideration for the issuance of an aggregate 15 million common shares from the treasury of the Company at an ascribed price of $0.16 per share (an aggregate $2,400,000), warrants to purchase an aggregate of 2,500,000 common shares of the Company at a price of $0.13 per share expiring on September 19, 2004, and stock options to acquire an aggregate of 1,570,777 common shares of the Company to certain current and former employees, officers, directors and consultants of SIRIT generally on the terms and conditions of the stock option plan of the Company at exercise prices of between $0.13 and $3.25 per share expiring between September 6, 2003 and March 27, 2007.

SIRIT designs, develops, manufactures and sells radio frequency identification technology. Prior to its acquisition by the Company, SIRIT's common shares traded on the TSX Venture Exchange under the symbol YSR.

A proforma consolidated balance sheet of the Company as at September 30, 2002 has been prepared in accordance with accounting principles generally accepted in Canada giving effect to the purchase of SIRIT by the Company and is presented below. This unaudited proforma consolidated balance sheet is not necessarily indicative of the financial position which would have resulted if the combination and ancillary transactions had actually occurred on September 30, 2002.

	iTech Capital Corp. September 30, 2002 $ (Unaudited)	SIRIT Technologies Inc. August 31, 2002 $ (Unaudited)	Reference	Pro forma adjustments $	iTech pro forma consolidated $
Assets					
Current assets					
Cash and cash equivalents	2,900,579	298,000			3,198,579
Accounts receivable	1,258,650	4,832,000			6,090,650
Inventories	321,457	1,123,000			1,444,457
Prepaids	95,917	106,000			201,917
	4,576,603	6,359,000			10,935,603
Restricted cash equivalents	636,000	265,000			901,000
Long-term receivables	350,000	714,000	(g)	(350,000)	714,000
Long-term investments	6,101,864	-			6,101,864
Property, plant and equipment	749,349	1,455,000			2,204,349
Deferred charges	338,388	271,000	(e)	(338,388)	271,000
Acquired technology		2,536,000			2,536,000
Goodwill	1,335,241		(c)	190,560	2,008,889
			(e)	442,000	
			(f)	41,088	
	14,087,445	11,600,000			25,672,705

*i*Tech Capital Corp.

	iTech Capital Corp. September 30, 2002 $ (Unaudited)	SIRIT Technologies Inc. August 31, 2002 $ (Unaudited)	Reference	Pro forma adjustments $	iTech pro forma consolidated $
Liabilities					
Current liabilities					
Bank advance	397,500	157,000			554,500
Accounts payable and accrued liabilities	1,036,367	5,067,000	(e)	103,612	5,818,067
			(d)	(38,912)	
			(g)	(350,000)	
Deferred credits	41,039	233,000			274,039
Current portion of capital lease	-	91,000			91,000
Current portion of warranty obligation		1,773,000			1,773,000
Current portion of long-term debt	68,467	239,000	(a)	(239,000)	68,467
	1,543,373	7,560,000			8,579,073
Long-term debt	1,028,900	3,355,000	(a)	(3,355,000)	1,028,900
Capital leases		209,000			209,000
Long-term warranty obligations		1,172,000			1,172,000
Future tax liabilities	-	578,000			578,000
	2,572,273	12,874,000			11,566,973
Shareholders' Equity					
Share capital	21,110,598	22,044,000	(b)	(23,318,000)	23,510,598
			(a)	3,594,000	
			(d)	38,912	
			(f)	(2,358,912)	
			(f)	2,400,000	
Contributed surplus			(c)	190,560	190,560
Deficit	(9,621,167)	(23,318,000)	(b)	23,318,000	(9,621,167)
Translation account	25,741	-			25,741
	11,515,172	(1,274,000)			14,105,732
	14,087,445	11,600,000			25,672,705

Pro forma adjustments

The unaudited pro forma balance sheet includes the following pro forma adjustments reflecting resolutions that were approved at a special meeting of the shareholders of SIRIT held on October 28, 2002. These adjustments are prepared from the information in the historical financial statements of SIRIT, transactions that occurred immediately prior to or on November 1, 2002, and from obligations of iTech pursuant to the acquisition agreement. The actual adjustments will differ from these pro forma amounts.

a) Immediately prior to the acquisition of SIRIT, the long-term debt of SIRIT, including the current portion and accrued interest on the debt was converted to SIRIT common shares, one common share being issued for every $0.04 of debt, a total 89,850,000 common shares (November 1, 2002 - 91,356,522 common shares).

b) Immediately prior to the acquisition by iTech, SIRIT's stated capital was reduced by the amount of SIRIT's deficit of $23,318,000 (November 1, 2002 - $24,133,000).

c) On the acquisition of SIRIT, iTech issued an aggregate 2,500,000 warrants to the former SIRIT debtholders for the cancellation of 4,100,000 SIRIT outstanding warrants and iTech issued an aggregate 890,385 stock options of iTech for the cancellation of 2,893,751 outstanding SIRIT stock options with non-employees. The $190,650 fair value total of these warrants and options is included with estimated transaction costs as a cost of the acquisition. Assumptions used in the pricing model are as follows:

	Warrants	Options
Weighted average exercise price	$0.13	$1.59
Risk-free interest rate	4.61%	3.69%
Expected life in years	1.8	2.5
Expected volatility	80%	80%
Expected dividends	0%	0%

d) Prior to the acquisition of SIRIT by iTech, SIRIT issued 389,124 special shares series 1 in settlement of the contingent consideration arising from the purchase of id Systems on December 19, 2000. Immediately prior to the acquisition of SIRIT, these special shares were converted to SIRIT common shares, one common share being issued for every one special share.

e) Acquisition of SIRIT by iTech results in creation of goodwill of $673,648 which is inclusive of $442,000 of estimated transaction costs and $190,560 of warrant and stock option costs as a result of the following estimated purchase equation:

	$
Assets acquired, at fair value	11,600,000
Liabilities assumed, at fair value	(9,241,088)
Goodwill	673,648
Purchase cost	3,032,560
Transaction warrant and stock option costs	(632,560)
Consideration paid by issue of iTech common shares	2,400,000

No value has been assigned to iTech options or warrants to be issued to SIRIT employees and continuing directors in connection with the acquisition.

f) Acquisition of SIRIT by iTech results in the elimination of SIRIT share capital following the adjustments noted in (a), (b) and (d) above, of $2,358,912 and recording of share capital on the purchase of SIRIT of $2,400,000.

g) The bridge loan by iTech to SIRIT on September 11, 2002 is eliminated on consolidation.

Share capital continuity

A continuity of issued common share capital and related recorded values after giving effect to the pro forma transactions described above is set out below:

	Number of Shares	Amount $
iTech shares issued and outstanding – September 30, 2002	30,544,357	21,110,598
iTech shares issued to complete amalgamation with SIRIT	15,000,000	2,400,000
iTech shares issued and outstanding immediately following the transactions	45,544,357	23,510,598

*i*Tech Capital Corp.

Exchange Listing:
Toronto Stock Exchange Symbol: ITE

Head Office:
2450 – 650 West Georgia Street
PO Box 11537
Vancouver, BC Canada
V6B 4N7

Investor Relations Toll Free: 1-800-626-7221
Tel: (604) 682-3030 Fax: (604) 683-0704

E-mail: itech@itechcapital.com
Website: http://www.itechcapital.com